Exhibit 99.1

THE COMPANIES LAW

NOTICE OF CREDITORS’ MEETING

Suntech Power Holdings Co., Ltd. (in provisional liquidation)

(registration number 153146)

 (THE “COMPANY”)

TAKE NOTICE that a meeting of the creditors of the Company will be held on 12 February 2014 at Level 5 Strathvale House, 90 North Church Street, George Town, Grand Cayman, Cayman Islands at 8pm US Eastern Standard Time, for the purpose of:

1.              The provision of an update on the conduct of the provisional liquidation of the Company;

2.              Approving the basis of remuneration for the joint provisional liquidators of the Company (“JPLs”);

3.              Approving the JPLs’ remuneration for the period 7 November to 13 December 2013; and

4.              The election of a liquidation committee of the Company.

AND FURTHER TAKE NOTICE that any creditor who wishes to do so may attend the meeting by telephone conference and any creditor intending to participate in the meeting must send written notice of an intention to do so to the liquidators at least three days prior to the date of the meeting, by email to prue.lawson@ky.pwc.com, at which time telephone dial-in details for the meeting will be provided.

AND FURTHER TAKE NOTICE that any creditor who is entitled to attend and vote at this meeting may appoint a proxy to attend and vote in their stead. Proxy forms are available upon request and should be completed and returned to prue.lawson@ky.pwc.com at least three days prior to the date of the meeting if you cannot attend and wish to be represented. A proxy-holder need not be a member or creditor.

Dated this 21st day of January 2014

David Walker
Joint Provisional Liquidator

Address:
c/o PwC Corporate Finance & Recovery (Cayman) Limited
PO Box 258

Strathvale House

North Church Street, George Town

Grand Cayman KY1-1104

Cayman Islands

Contact for Enquiries:

Prue Lawson

Email  prue.lawson@ky.pwc.com

Phone  +1 345 914 8662